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May 8, 2017	Renee E. Laws T +1 617 235 4975 renee.laws@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds N-14 (File No. 333-217179)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding AMG Renaissance Large Cap Growth Fund’s registration statement on Form N-14 (the “Registration Statement”), which includes a proxy statement/prospectus (the “Proxy Statement/Prospectus”), that was filed on April 6, 2017. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms not otherwise defined have the meaning set forth in the Proxy Statement/Prospectus.

1. Comment: Under “Questions and Answers,” the Staff notes that a portion of the portfolio assets of the Target Fund may be sold in connection with the Reorganization. If these sales are expected to be significant, please disclose the following in the Proxy Statement/Prospectus and the pro forma financial statements: (1) estimated amount of portfolio assets to be sold, (2) estimated total dollar and per share amount of brokerage costs, and (3) estimated total dollar and per share amount of any realized gain arising from such sales.

Response: The Trust has added disclosure with respect to items (1) and (2). With respect to item (3), the Trust notes that it does not expect any realized gains arising from the sale of the Target Fund’s portfolio assets in connection with the Reorganization to be distributed to shareholders because any such gains will be more than offset by existing capital loss carryforwards, and has added disclosure to that effect.

2. Comment: Under “Questions and Answers,” please disclose the estimated dollar amount of the costs of the Reorganization as well as who is expected to bear such costs. The Staff notes that in the Statement of Additional Information, “Appendix B – Pro Forma Financial Statements of AMG Renaissance Large Cap Growth Fund” provides that the estimated Reorganization costs are $250,000 and that such costs will be borne by AMGF.

Response: The Trust has revised the disclosure in the “Questions and Answers” section as shown below and has made corresponding changes to the pro forma financial statements:

Shareholders of the Target Fund and shareholders of the Acquiring Fund will not bear any of the costs associated with the Reorganization except for any applicable registration fees, and brokerage or similar costs or transfer taxes in connection with the purchases or sales of portfolio securities or the management of such Fund’s investments related to the consummation of the Reorganization. These costs are expected to be less than $30,000. AMGF will bear all other costs of the Reorganization, such as proxy solicitation costs, accounting and legal expenses, the costs of printing and mailing this proxy statement/prospectus or other similar expenses, which are estimated to be approximately $300,000.

3. Comment: Under “Questions and Answers,” please disclose that the Acquiring Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of large capitalization companies, and make consistent revisions throughout the Proxy Statement/Prospectus.

Response: The Trust has revised the disclosure as marked below:

The Target Fund and the Acquiring Fund have substantively similar investment objectives and principal investment strategies. The investment objective of the Target Fund is to seek growth of capital, and the investment objective of the Acquiring Fund is to provide investors with long-term capital appreciation. Each of the Target Fund and Acquiring Fund invests primarily in common stocks of companies with large market capitalizations with a focus on reasonably priced growth companies. There are, however, some differences between the Funds’ principal investment strategies and principal risks. For example, while the Acquiring Fund generally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of large capitalization companies, the Target Fund generally invests at least 65% of its net assets in such securities. More information about the Funds’ principal investment strategies is provided below under “Synopsis - Investment Objective and Strategies.”

The Trust notes that the disclosure under “The Reorganization – Synopsis – Investment Objective and Strategies” already discloses the Acquiring Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of large capitalization companies.

4. Comment: Under “The Reorganization – Synopsis – Investment Objective and Strategies,” please consider more clearly highlighting the differences between the Target Fund and the Acquiring Fund, perhaps by presenting the information in a side-by-side comparison.

Response: The Trust believes that the current disclosure clearly and concisely compares the investment objectives and strategies of the Target Fund and the Acquiring Fund, consistent with the requirements of Item 3(b) of Form N-14. Accordingly, no changes have been made to the disclosure.

5. Comment: Under “The Reorganization – Synopsis – Comparison of Fees and Expenses,” please confirm supplementally that the fees presented in the Annual Fund Operating Expenses table are still current pursuant to Item 3 of Form N-14.

Response: The Trust confirms that the above-referenced fees are current as of the date of the Proxy Statement/Prospectus.

6. Comment: Under “The Reorganization – Synopsis – Comparison of Fees and Expenses,” in footnote (3) to the Annual Fund Operating Expenses table, please add disclosure clarifying the Acquiring Fund’s “two-prong” recoupment policy.

Response: During the recoupment period, the Investment Manager may recover from the Acquiring Fund fees waived and expenses paid to the extent that such repayment would not cause the Acquiring Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the Proxy Statement/Prospectus) to exceed the lesser of the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid or the contractual expense limitation amount that is in effect at the time of the recoupment. Because the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

7. Comment: Under “The Reorganization – Terms of the Reorganization,” because each of the Target Fund and the Acquiring Fund will bear any applicable registration fees, and brokerage or similar costs or transfer taxes in connection with the purchases or sales of portfolio securities or the management of its investments related to the consummation of the Reorganization, consider revising the statement that AMGF will bear all costs and expenses of the Reorganization. In the same disclosure, please disclose the estimated dollar amount of the costs of the Reorganization.

Response: The Trust has revised the disclosure as follows:

The Plan of Reorganization provides that shareholders of the Target Fund and shareholders of the Acquiring Fund will not bear any of the costs associated with the Reorganization except for any applicable registration fees, and brokerage or similar costs or transfer taxes in connection with the purchases or sales of portfolio securities or the management of such Fund’s investments related to the consummation of the Reorganization. These costs are expected to be less than $30,000. AMGF will bear all other costs of the Reorganization, such as proxy solicitation costs, accounting and legal expenses, the costs of printing and mailing this proxy statement/prospectus or other similar expenses, which are estimated to be approximately $300,000.

8. Comment: Under “The Reorganization – Tax Status of the Reorganization,” the Staff notes that the Target Fund appears to have a significant amount of capital loss carryforwards. Please disclose the total dollar amount of capital loss carryforwards and any potential limitations on the use of capital loss carryforwards.

Response: The Trust believes that the existing disclosure sufficiently describes the potential limitations on the use of capital loss carryforwards. Nevertheless, the Trust has added disclosure in response to the Staff’s comment.

9. Comment: Under “Summary of Differences between the Target Fund and the Acquiring Fund – Comparative Information on Fundamental Investment Restrictions,” please consider more clearly comparing the fundamental investment restrictions of the Funds, perhaps by presenting this information in a similar manner to how such restrictions are presented in “Appendix B – Comparison of Investment Restrictions” in the Proxy Statement/Prospectus.

Response: The Trust has revised the section “Comparative Information on Fundamental Investment Restrictions” to more closely track the format of “Appendix B – Comparison of Investment Restrictions” and deleted the former Appendix B to the Proxy Statement/Prospectus.

10. Comment: In the table under “Summary of Differences between the Target Fund and the Acquiring Fund – Existing and Pro Forma Capitalizations,” please (i) round the ‘Net Assets’ figures to the whole dollar, (ii) round the ‘Net Asset Value Per Share’ figures to two decimal places, and (iii) round the ‘Number of Shares Outstanding’ figures to the whole share amount.

Response: The requested changes have been made.

11. Comment: Under “Summary of Differences between the Target Fund and the Acquiring Fund – Comparison of Investment Advisers and Investment Advisory Fees,” please clarify which portfolio managers will manage the Acquiring Fund after the Reorganization and confirm whether they will be jointly and primarily responsible for the day-to-day management of the Acquiring Fund.

Response: The Trust notes that the disclosure already indicates that Michael E. Schroer is the portfolio manager primarily responsible for day-to-day management of the Acquiring Fund’s portfolio and that he is supported by an investment team comprising of two analysts, Andy Eng and Eric M. Aber, and confirms that this will continue to be true after the Reorganization. The Trust has added the following statement to the Proxy Statement/Prospectus: “The Acquiring Fund’s current portfolio management team will continue to manage the Acquiring Fund after the Reorganization.”

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc :	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.